UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eagle Bancorp, Inc.

File No. 0-25923 - CF#30941

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Eagle Bancorp, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on February 15, 2013, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed on April 1, 2014.

Based on representations by Eagle Bancorp, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 8-K filed February 15, 2013   through March 16, 2015
Exhibit 10.1 to Form 8-K filed April 1, 2014   through March 16, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary